

April 12, 2012

Via E-mail
Mr. John C. Popeo
Treasurer and CFO
CommonWealth REIT
Two Newton Pl, 255 Washington Street, Suite 300
Newton, MA 02458-1634

>   **Re: CommonWealth REIT**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 1-9317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

General

1. We note you indicate you have some triple net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

2. In future Exchange Act periodic filings, please provide same property net operating income disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 54

Property Operations, page 54

3. In future Exchange Act periodic filings, please include the number of tenants whose leases will expire in each period in your lease expirations table.

4. We note your disclosure of the average annualized effective rent per square foot for 2010 and 2011. In future Exchange Act periodic filings, please clarify whether you have adjusted the average effective rent for tenant concessions, such as free rent, or tenant reimbursements.

Results of Operations, page 59

Calculation of Funds from Operations, or FFO, and Normalized FFO, page 60

5. We note that you do not reconcile FFO to net income for the year ended December 31, 2009. In future Exchange Act periodic filings, in your reconciliation of FFO to net income, please include the periods covered in the income statements.

Our Investment and Financing Liquidity and Resources, page 68

6. In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

7. In future Exchange Act periodic filings and to the extent applicable, please include disclosure regarding tenant concessions, such as free rent, granted with respect to space leased during the period. Please also provide this information on a per square foot basis.

Critical Accounting Policies, page 75

8. Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized. Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Financial Statements

Note 9. Related Person Transactions, page F-24

9. We note the series of property sales to related parties and / or equity method investees. Please further clarify the nature of consideration received in these transactions, your

policy for how you determine when to defer gains versus immediate gain recognition and factors considered by the Independent Trustees when establishing the transaction values.

Note 12. Segment Information, page F-35

10. We note your discussion of net operating income on pages F-35 to F-39. In future Exchange Act periodic reports, please expand your disclosure in the MD&A section to clarify whether tenant improvement costs, leasing commissions, lease termination fees and property marketing costs are included in net operating income.

Signatures

11. In future Exchange Act periodic reports, please confirm that Adam D. Portnoy is also your principal executive officer. Please refer to General Instruction D(2)(a) of Form 10-K.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant